Bingham McCutchen LLP
One Federal Street
Boston, MA 02110

September 17, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:	Legg Mason Partners Institutional Trust
(filing relates to Western Asset Institutional Money Market Fund, Western Asset Institutional Government Money Market Fund and Western Asset Institutional Municipal Money Market Fund (collectively, the “Funds”)
(File Nos. 33-49552 and 811-6740)

Ladies and Gentlemen:

     On behalf of Legg Mason Partners Institutional Trust, a Maryland business trust (the “Trust”), we are hereby filing copies of the current drafts of the “Fee table,” “Example” and related footnotes to be included in the Funds’ prospectuses. The Funds’ prospectuses were included in Post-Effective Amendment No. 51 to the registration statement for the Trust (the “Amendment”), which was filed with the Commission on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on July 30, 2009.

     We are filing copies of the draft “Fee table,” “Example” and related footnotes for the Funds in accordance with the Staff’s comments provided by Valerie Lithotomos in February 2008 in connection with Post-Effective Amendment No. 94 to the registration statement for Legg Mason Partners Income Trust.

     The Amendment was filed in order to reflect the enhanced disclosure and new prospectus delivery option for registered open-end investment companies as set forth in Form N-1A, as amended. The Amendment is expected to be effective on September 28, 2009.

     Please call Mari Wilson at (617) 951-8381 or the undersigned at (617) 951-8460 with any comments or questions relating to the Amendment.

Sincerely,

/s/ Alisha D. Telci

Alisha D. Telci

PROSPECTUS / SEPTEMBER 28, 2009

Western Asset
Institutional
Money Market Fund

Class	Ticker Symbol
Institutional Shares	INSXX

Western Asset
Institutional Government
Money Market Fund

Class	Ticker Symbol
Institutional Shares	INGXX

Western Asset
Institutional Municipal
Money Market Fund

Class	Ticker Symbol
Institutional Shares	INMXX

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Western Asset Institutional Money Market Fund

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold Institutional Shares of the fund.

SHAREHOLDER FEES (paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.23%
Distribution and service (12b-1) fees	None
Other expenses	0.02%
Total annual fund operating expenses[1]	0.25%
Waiver of fees and/or expense reimbursement (subject to recapture)[2]	0.02%
Total annual fund operating expenses after waiver of fees and/or expense reimbursement (subject to recapture)	0.23%

[1]	“Total annual fund operating expenses” does not reflect any expenses of participation in the Treasury Guarantee Program which terminated on September 18, 2009.

[2]

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), subject to recapture as described below. As a result, total annual operating expenses are not expected to exceed the amount shown in “Total annual fund operating expenses after waiver of fees and/or expense reimbursement (subject to recapture)” above for the class indicated. This arrangement is expected to continue until September 28, 2010, may be terminated prior to that date only by agreement of the manager and the Board of Trustees, and may be terminated at any time after that date by the manager. The arrangement, however, may be modified by the manager to decrease total annual operating expenses at any time. The manager is also permitted to recapture amounts waived or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding these limits.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

2½Western Asset Funds

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Institutional Shares	$24	$79	$139	$316

Western Asset Institutional Money Market Funds½3

Western Asset Institutional Government Money Market Fund

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold Institutional Shares of the fund.

SHAREHOLDER FEES (paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.20%
Distribution and service (12b-1) fees	None
Other expenses	0.01%
Total annual fund operating expenses[1]	0.21%
Waiver of fees and/or expense reimbursement (subject to recapture)[2]	—
Total annual fund operating expenses after waiver of fees and/or expense reimbursement (subject to recapture)	0.21%

[1]	“Total annual fund operating expenses” does not reflect any expenses of participation in the Treasury Guarantee Program which terminated on September 18, 2009.

[2]

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), subject to recapture as described below. As a result, total annual operating expenses are not expected to exceed 0.23% for Institutional shares. This arrangement is expected to continue until September 28, 2010, may be terminated prior to that date only by agreement of the manager and the Board of Trustees, and may be terminated at any time after that date by the manager. The arrangement, however, may be modified by the manager to decrease total annual operating expenses at any time. The manager is also permitted to recapture amounts waived or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding these limits.

Western Asset Institutional Money Market Funds½9

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Institutional Shares	$22	$69	$120	$269

The fund invests in securities through an underlying fund: Government Portfolio. The information above reflects the direct expenses of the fund and its allocated share of expenses of Government Portfolio.

10½Western Asset Funds

Western Asset Institutional Municipal Money Market Fund

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold Institutional Shares of the fund.

SHAREHOLDER FEES (paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.23%
Distribution and service (12b-1) fees	None
Other expenses	0.02%
Total annual fund operating expenses[1]	0.25%
Waiver of fees and/or expense reimbursement (subject to recapture)[2]	0.02%
Total annual fund operating expenses after waiver of fees and/or expense reimbursement (subject to recapture)	0.23%

[1]	“Total annual fund operating expenses” does not reflect any expenses of participation in the Treasury Guarantee Program which terminated on September 18, 2009.

[2]

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), subject to recapture as described below. As a result, total annual operating expenses are not expected to exceed the amount shown in “Total annual fund operating expenses after waiver of fees and/or expense reimbursement (subject to recapture)” above for the class indicated. This arrangement is expected to continue until September 28, 2010, may be terminated prior to that date only by agreement of the manager and the Board of Trustees, and may be terminated at any time after that date by the manager. The arrangement, however, may be modified by the manager to decrease total annual operating expenses at any time. The manager is also permitted to recapture amounts waived or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding these limits.

16½Western Asset Funds

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
	1 YEAR	3 YEARS	5 YEARS	10 YEARS

Institutional Shares	$24	$79	$139	$316

Western Asset Institutional Money Market Funds½17

PROSPECTUS / SEPTEMBER 28, 2009

Western Asset
Institutional
Money Market Fund

Class	Ticker Symbol
Premium Shares

Western Asset
Institutional Government
Money Market Fund

Class	Ticker Symbol
Premium Shares	LWPXX

Western Asset
Institutional Municipal
Money Market Fund

Class	Ticker Symbol
Premium Shares

The Securities and Exchange Commission has not approved or disapproved these securities or determined whether this Prospectus is accurate or complete. Any statement to the contrary is a crime.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Western Asset Institutional Money Market Fund

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold Premium Shares of the fund.

SHAREHOLDER FEES (paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.23%
Distribution and service (12b-1) fees	0.10%
Other expenses[1]	0.02%
Total annual fund operating expenses	0.35%
Waiver of fees and/or expense reimbursement (subject to recapture)	—
Total annual fund operating expenses after waiver of fees and/or expense reimbursement (subject to recapture)[2]	0.35%

[1]	“Other expenses” for Premium Shares have been estimated because no Premium Shares were outstanding during the fund’s last fiscal year.

[2]

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), subject to recapture as described below. As a result, total annual operating expenses are not expected to exceed 0.45% for Premium shares. This arrangement is expected to continue until September 30, 2010. Prior to that date, this arrangement may be modified or terminated only by an agreement of the manager and the Board of Trustees. The manager is also permitted to recapture amounts waived or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding these limits.

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

2½Western Asset Funds

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
Premium Shares	1 YEAR	3 YEARS	5 YEARS	10 YEARS

	$36	$112	$196	$443

Western Asset Institutional Money Market Funds½3

Western Asset Institutional Government Money Market Fund

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold Premium Shares of the fund.

SHAREHOLDER FEES (paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.20%
Distribution and service (12b-1) fees	0.10%
Other expenses[1]	0.13%
Total annual fund operating expenses	0.43%
Waiver of fees and/or expense reimbursement (subject to recapture)	—
Total annual fund operating expenses after waiver of fees and/or expense reimbursement (subject to recapture)[2]	0.43%

[1]	“Other expenses” for Premium Shares have been estimated because no Premium Shares were outstanding during the fund’s last fiscal year.

[2]

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), subject to recapture as described below. As a result, total annual operating expenses are not expected to exceed 0.45% for Premium shares. This arrangement is expected to continue until September 30, 2010. Prior to that date, this arrangement may be modified or terminated only by an agreement of the manager and the Board of Trustees. The manager is also permitted to recapture amounts waived or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding these limits.

Western Asset Institutional Money Market Funds½9

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
Premium Shares	1 YEAR	3 YEARS	5 YEARS	10 YEARS

	$44	$138	$241	$543

The fund invests in securities through an underlying fund: Government Portfolio. The information above reflects the direct expenses of the fund and its allocated share of expenses of Government Portfolio.

10½Western Asset Funds

Western Asset Institutional Municipal Money Market Fund

Fees and expenses of the fund

The table below describes the fees and expenses that you may pay if you buy and hold Premium Shares of the fund.

SHAREHOLDER FEES (paid directly from your investment)
Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) (as a % of the lower of net asset value at purchase or redemption)	None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management fees	0.23%
Distribution and service (12b-1) fees	0.10%
Other expenses[1]	0.02%
Total annual fund operating expenses	0.35%
Waiver of fees and/or expense reimbursement (subject to recapture)	—
Total annual fund operating expenses after waiver of fees and/or expense reimbursement (subject to recapture)[2]	0.35%

[1]	“Other expenses” for Premium Shares have been estimated because no Premium Shares were outstanding during the fund’s last fiscal year.

[2]

The manager has agreed to waive fees and/or reimburse operating expenses (other than interest, brokerage, taxes and extraordinary expenses), subject to recapture as described below. As a result, total annual operating expenses are not expected to exceed 0.45% for Premium shares. This arrangement is expected to continue until September 30, 2010. Prior to that date, this arrangement may be modified or terminated only by an agreement of the manager and the Board of Trustees. The manager is also permitted to recapture amounts waived or reimbursed to the fund during the same fiscal year if the fund’s total annual operating expenses have fallen to a level below the limits described above. In no case will the manager recapture any amount that would result, on any particular business day of the fund, in the fund’s total annual operating expenses exceeding these limits.

16½Western Asset Funds

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated

•	Your investment has a 5% return each year and the fund’s operating expenses remain the same

•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

NUMBER OF YEARS YOU OWN YOUR SHARES
Premium Shares	1 YEAR	3 YEARS	5 YEARS	10 YEARS

	$36	$112	$196	$443

Western Asset Institutional Money Market Funds½17